SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 2, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447 Buenos Aires C1 1041 Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

REPORT ON THE ECONOMIC AND FINANCIAL CONSEQUENCES OF THE MERGER OF NUEVO BANCO SUQUIA S.A. WITH AND INTO BANCO MACRO S.A.

1.	CAPITALIZATION

The following table details the capitalization of Banco Macro S.A. and Nuevo Banco Suquía S.A. pursuant to the information included in the financial statements of the respective entities and, also, the consolidated capitalization of the merging entities derived from the general consolidated balance sheet of merger for the period ended December 31st 2006 of Banco Macro S.A and Nuevo Banco Suquía S.A., prepared in accordance with the consolidation basis described in note 2 to the above mentioned balance sheet. Such consolidated information represents only how the capitalization of Banco Macro S.A. and Nuevo Banco Suquía S.A. would have been as of December 31st 2006 if such entities would have operated on a consolidated basis, taking into account the adjustments contemplated in the table below and, therefore, both entities shall not be construed as if they have or could have operated on a consolidated basis.

As of December 31st 2006 (information expressed in thousand pesos):

	Banco Macro S.A. (before the merger)	Nuevo Banco Suquía S.A. (absorbed company)	Deletions & Adjustments		Banco Macro S.A. (after the merger)

Deposits	5,198,720	2,482,222	(3)		7,680,939
Short-Term Debt
B.C.R.A. - Others	778	36,534	—		37,312
Banks and international entities	25,367	1,426	—		26,793
Financing from local financial entities	27,567	—	(38)		27,529
Amounts payable for purchases/ Payments in kind to be delivered for cash and forward sales to be liquidated	862,301	163,877	(340,895)		685,283
Other liabilities for financial intermediation – Other	140,853	56,114	—		196,967
Other Liabilities	125,210	25,487	(700)		149,997
Subordinated Notes	45,150	—	—		45,150
Allowances	52,311	35,994	483		88,788
Amounts still to be applied	505	1,447	—		1,952
Total Short-Term Debt	1,280,042	320,879	(341,150)		1,259,771
Long-Term Debt
B.C.R.A. - Others	—	167,743	—		167,743
Banks and international entities	153,475	—	—		153,475	c)
Financing from local financial entities	40,283	—	—		40,283
Subordinated Notes	462,694	—	—		462,694	d)
Total Long-Term Debt	656,452	167,743	—		824,195
Shareholders’ Equity
Capital Stock	683,943	303,750	(303,714)	a)	683,979	e)
Non-capitalized contributions
Share premiums	394,500	—	—		394,500
Merger premiums	—	—	84	b)	84
Equity adjustment	4,511	(23)	23		4,511
Profit reserve	298,056	44,602	(44,602)		298,056
Retained Earnings	933,967	382,381	(382,381)		933,967
Total Shareholders’ Equity	2,314,977	730,710	(730,590)		2,315,097
Capitalization including deposits and short-term and long-term debts	9,450,191	3,701,554	(1,071,743)		12,080,002

Notes:

a)

Corresponds to the deletion of the capital stock of Nuevo Banco Suquía S.A. (303,750), after the issuance of shares of Banco Macro S.A. (36) to be delivered in exchange to the minority shareholders of Nuevo Banco Suquía S.A.

b)	Corresponds to the difference between the par value of the shares to be delivered to the minority shareholders (36) and the proportional equity value of such shares (120).

c)

On June 16th 2006 Banco Macro S.A. and Credit Suisse First Boston International entered into a loan agreement for US $50,000,000 due and payable on January 21st 2008, at LIBOR plus 1.95%. Such loan agreement includes some limitations, mainly as to the compliance with all payments contemplated under such agreement. In case of non-compliance, the Entity shall not be able to distribute dividends neither directly nor indirectly through its subsidiaries.

d)	Subordinated Notes: the amount of liabilities for long-term negotiable notes is the following:

Class	Issuance Value			12/31/2006

Subordinated Notes	US $	150,000,000	d.1)	460,425
Subordinated Notes	US $	4,000,000		2,269

Total				462,694

d.1)

On September 1st 2006 the General Shareholders’ Meeting of Banco Macro S.A. approved the creation of a global program for the issuance of simple short, medium or long-term notes, either subordinated or not, secured or unsecured, under and pursuant to the provisions of the Argentine negotiable obligations law, Law 23576, as amended by Law 23962, and other applicable regulations, for up to a maximum outstanding amount anytime during the term of the program of US $400,000,000 (four hundred million United States dollars), or its equivalent in other currencies, under which the company may issue different classes and/or series of notes expressed in US dollars or other currencies and reissue any classes or series that may be redeemed in the future.

d.1.a)

On December 18th 2008, within the scope of the above described global program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a nominal amount of US $150,000,000 (one hundred fifty million United States dollars). The Entity shall apply the funds derived from such notes to the granting of loans. The main characteristics of this issuance are the following:

-	Applicable to the payment of the Entity’s minimum capitals (minimum capital requirements) as set forth in Communication “A” 4576 of the BCRA.
-	The term of the notes is 30 years, fully amortizable at the expiration thereof (December 18th 2036) and optionally redeemable after 10 years as from the issuance date thereof.
-	All payments of financial services will be made semi-annually (June 18 and December 18 each year).

-

During the first 10 years, the applicable interest rate shall be fixed (9.75%) and variable the remaining years (six-month LIBOR plus 7.11%). The interest rate to be paid may be increased only once during the life of the instrument and after 10 years from the issuance thereof.

-	They do not contain any provision that may alter the subordination order.
-

No interest shall be due and payable and no interest shall be paid on the notes if (a) the payment of such interest exceeds the distributable amount, as defined in the pricing supplement dated November 23rd 2006; (b) there is any general prohibition of the BCRA; (c) the Bank is subject to the provisions of sections 34 or 35 bis of the Financial Entities Act (“Ley de Entidades Financieras”); (d) the Bank happens to have any assistance due to lack of liquidity within the scope of section 17 of the BCRA’s Charter; (e) the Bank shows any delay or non-fulfillment regarding the information requirements provided for by the BCRA; and/or (f) the Bank shows any deficiencies in the payment of minimum capitals (either on an individual or consolidated basis) or minimum cash requirements.

-	Unpaid services are non-cumulative.
-	They have obtained all necessary authorizations both for its public offering and listing in any self-regulated stock exchanges or securities market within the Republic of Argentina or abroad.
-

Payment of financial services may under no circumstances exceed the positive depurated retained earnings based on the financial statements for the last fiscal year having an independent auditor’s report, which shall be applied for the creation of a reserve fund to such effect.

d.1.b)

In January 2007, Banco Macro S.A. issued the 1st series of Class 2 simple non-convertible and non-subordinated notes at a fixed interest rate equal to 8.5% per annum, due and payable on 2017 for a nominal amount of US $150,000,000 (one hundred fifty million United States dollars), under the terms and conditions provided for in the pricing supplement dated January 10th 2007. Interest shall be payable on a semi-annual basis on February 1st and August 1st each year, starting on August 1st 2007. On the other hand, the Entity may choose to redeem these notes, either totally or any portion thereof, at any time and from time to time.

Banco Macro S.A. shall apply the funds derived from such notes for the granting of loans.

Note 10 to the general consolidated balance sheet of merger includes a detailed and complete description of the notes issued by Banco Macro S.A. under the above mentioned programs.

e)

As of 12/31/2006 the capital stock of Banco Macro S.A. included 11,235,670 Class “A” common shares of par value AR$1 each and entitled to five votes per share, and 672,707,767 Class “B” common shares of par value AR$1 each and entitled to one vote per share. In turn, the capital stock of Nuevo Banco Suquía S.A. included 303,750,000 non-endorsable registered shares of par value AR$1 each and entitled to one vote per share.

Upon completion of the merger, the capital stock of Banco Macro S.A. shall be represented by 11,235,670 Class “A” common shares of par value AR$1 each and entitled to five votes per share and 672,743,303 Class “B” common shares of par value AR$1 each and entitled to one vote per share.

2.	ACCOUNTING INFORMATION

In compliance with the provisions set forth in the Argentine Business Company Law (“Ley de Sociedades Comerciales”) and other applicable rules and regulations, the Merging Banks prepared a consolidated balance sheet of merger. Such general consolidated balance sheet of merger has been prepared based on the information included in the audited financial statements of Banco Macro S.A. and Nuevo Banco Suquía S.A. as of December 31st 2006, taking into account the deletions and adjustments described under “General Consolidated Balance Sheet of Merger of Banco Macro S.A. and Nuevo Banco Suquía S.A. as of December 31st 2006” below.

On February 27th 2007 the public accountant Norberto M. Nacuzzi, a member of Pistrelli, Henry Martín y Asociados SRL, issued an auditor’s report on the financial statements of Banco Macro S.A. for the fiscal year ended December 31st 2006. Such report included (i) an unqualified opinion as to the rules set forth by the BCRA and (ii) a qualified opinion regarding the application of the professional accounting principles in force in the City of Buenos Aires, Republic of Argentina, mainly in the valuation of certain assets.

On February 27th 2007 the public accountant Karen Grigorian, a member of Pistrelli, Henry Martín y Asociados SRL, issued an auditor’s report on the financial statements of Nuevo Banco Suquía S.A. for the fiscal year ended December 31st 2006. Such report included (i) an unqualified opinion as to the rules set forth by the BCRA and (ii) a qualified opinion regarding the application of the professional accounting principles in force in the Province of Córdoba, Republic of Argentina, mainly in the valuation of certain assets.

On March 14th 2007, the public accountant Norberto M. Nacuzzi, a member of Pistrelli, Henry Martín y Asociados SRL, issued an independent public accountant’s report on the general consolidated balance sheet of merger of BANCO MACRO S.A. and NUEVO BANCO SUQUIA S.A. as of December 31st 2006. Such report states that the information regarding BANCO MACRO S.A. after the merger shows the appropriate application of the deletions and adjustments made by the Board of Directors of both Entities to the figures appearing in the financial statements of BANCO MACRO S.A. (before the merger) and NUEVO BANCO SUQUÍA S.A. (absorbed entity), pursuant to the professional accounting principles in force in the City of Buenos Aires, Republic of Argentina, and applicable to the consolidation of financial statements, and in accordance with the rules and regulations provided for by the BCRA.

The general consolidated balance sheet of merger has been prepared on homogenous basis pursuant to the guidelines established by the professional accounting principles and the rules and regulations issued by the BCRA. Such general consolidated balance sheet is aimed at representing how the shareholders’ equity would have been as of December 31st 2006 if both entities would have operated on a consolidated basis as of such date and, therefore, it shall not be construed that both entities operated or could have operated on a consolidated basis.

General consolidated balance sheet of merger of Banco Macro S.A. and Nuevo Banco Suquía S.A. as of December 31st 2006 (information expressed in thousand pesos)

	Banco Macro S.A. (before the merger)	Nuevo Banco Suquía S.A. (absorbed entity)	Deletions & Adjustments	Banco Macro S.A. (after the merger)

ASSETS
Cash assets	1,379,065	517,739	(3)	1,896,801
Government bonds & notes	1,260,301	726,362	—	1,986,663
Loans	3,243,925	1,788,786	—	5,032,711
Other credits for financial intermediation	1,257,553	232,434	(340,933)	1,149,054
Assets delivered under leasing	121,850	115,785	—	237,635
Participating interests in other companies	1,557,535	195,387	(730,107)	1,022,815
Other credits	123,025	40,031	(700)	162,356
Fixed assets	201,621	48,601	—	250,222
Other assets	153,838	20,432	—	174,270
Intangible assets	150,741	15,924	—	166,665
Accounting items pending application	737	73	—	810

TOTAL ASSETS	9,450,191	3,701,554	(1,071,743)	12,080,002

LIABILITIES
Deposits	5,198,720	2,482,222	(3)	7,680,939
Other liabilities for financial intermediation	1,250,624	425,694	(340,933)	1,335,385
Other liabilities	125,210	25,487	(700)	149,997
Allowances	52,311	35,994	483	88,788
Subordinated notes	507,844	—	—	507,844
Accounting items pending application	505	1,447	—	1,952

TOTAL LIABILITIES	7,135,214	2,970,844	(341,153)	9,764,905

SHAREHOLDERS’ EQUITY
Capital Stock	683,943	303,750	(303,714)	683,979
Non-capitalized contributions
Share premiums	394,500	—	—	394,500
Merger premiums	—	—	84	84
Equity adjustment	4,511	(23)	23	4,511
Profit reserves	298,056	44,602	(44,602)	298,056
Retained earnings	933,967	382,381	(382,381)	933,967

TOTAL SHAREHOLDERS’ EQUITY	2,314,977	730,710	(730,590)	2,315,097

TOTAL LIABILITIES PLUS SHAREHOLDERS’ EQUITY	9,450,191	3,701,554	(1,071,743)	12,080,002

ACCOUNTS RECEIVABLE
Contingent	1,265,431	1,306,029	(3,070)	2,568,390
Controlling	3,651,855	786,030	—	4,437,885
Derivatives	469,687	24,086	—	493,773

TOTAL ACCOUNTS RECEIVABLE	5,386,973	2,116,145	(3,070)	7,500,048

ACCOUNTS PAYABLE
Contingent	1,265,431	1,306,029	(3,070)	2,568,390
Controlling	3,651,855	786,030	—	4,437,885
Derivatives	469,687	24,086	—	493,773

TOTAL ACCOUNTS PAYABLE	5,386,973	2,116,145	(3,070)	7,500,048

The general consolidated balance sheet of merger as of 12/31/2006 has been prepared taking into account the modifications described in the paragraph below, based on the information included in the audited financial statements of Banco Macro S.A. and Nuevo Banco Suquía S.A. for the fiscal year ended on such date, which financial statements have been approved by the respective Board of Directors. Such financial statements have been prepared in accordance with the guidelines established by the BCRA and, except as described in Note 5 to the general consolidated balance sheet of merger, pursuant to the professional accounting principles in force in the Republic of Argentina.

The consolidation of the balance sheets of both banks has been carried out line by line and the following deletions and adjustments were made:

i.

Deletion of all outstanding and credit balances existing between the Entities as of the date of the general consolidated balance sheet of merger of 341,636. In addition, all balances for reciprocal transactions registered in the relevant accounts for an amount of 3,070 were eliminated as well.

	ii.	Deletion of the permanent investment of Banco Macro S.A. on Nuevo Banco Suquía S.A. against the Shareholders’ Equity accounts of the latter equal to 730,590.

	iii.	Deletion, as provided for in Communication “A” 3984 of the BCRA, of the negative amount of 483 under the accounting item “Allowances”.

iv.

Capital increase due to the merger, pursuant to the exchange relationship described in note 20  to the general consolidated balance sheet of merger, through the issuance of shares in Banco Macro S.A. (36) to be delivered in exchange to the minority shareholders of Nuevo Banco Suquía S.A.

v.

The difference between the par value of the shares to be delivered to the minority shareholders (36) and the proportional equity value of such shares (120) was included under Merger Premiums in the Shareholders’ Equity account.

This consolidated information of merger does not include the consolidated income statement, the consolidated statement of changes in shareholders equity and the consolidated cash flow and does not include the comparative figures and certain complementary information included in the individual financial statements of Banco Macro S.A. and Nuevo Banco Suquía S.A. and in the consolidated financial statements of Banco Macro S.A. as of 12/31/2006 since such information is not necessary for the preparation of such consolidated information of merger as described in note 1 to the general consolidated balance sheet of merger.

3.	MAIN INDICATORS AS OF 31 DECEMBER 2006 (1)

	Banco Macro S.A. (before the merger)	Nuevo Banco Suquía S.A. (absorbed entity)	Banco Macro S.A. (after the merger)

Assets/ Shareholders’ Equity	4.08	5.07	5.22
Liabilities/ Shareholders’ Equity	3.08	4.07	4.22
Shareholders’ Equity Liquidity (2)	11%	62%	23%
Loans/ Assets	34%	48%	42%
Loans/ Deposits	0.62	0.72	0.66
Allowances/ Irregular portfolio (3)	194%	177%	188%

(1)	Prepared based on the general consolidated balance sheet of merger as of 12/31/2006.
(2)	(Net shareholders’ equity – Participating interests in other companies – fixed assets – Other assets - Intangible assets) / Net Shareholders’ Equity.
(3)

Includes: “with problems”, “with high insolvency risk”, “irrecoverable” and “irrecoverable pursuant to technical provision” for the commercial portfolio and of “deficient performance”, “difficult recovery”, “irrecoverable” and “irrecoverable pursuant to technical provision” for the consumer portfolio.

4.	CONSOLIDATED POSITION OF BANCO MACRO S.A. AND NUEVO BANCO SUQUÍA S.A. UNDER THE RULES AND REGULATIONS PROVIDED FOR BY THE BCRA REGARDING LIQUIDITY AND SOLVENCY

Next follows a summary of the consolidated position of Banco Macro S.A. and Nuevo Banco Suquía S.A. under the rules and regulations provided for by the BCRA regarding liquidity and solvency for December 2006.

The consolidated position of the rules and regulations provided for by the BCRA regarding liquidity and solvency for December 2006 was prepared only in order to comply with the provisions set forth in chapter I, paragraph 2.2 of the exhibit to Communication “A” 2241 and complementary communications (Circular CREFI-2) issued by the BCRA and is only aimed at demonstrating how those rules and regulations would have been as of 12/31/2006 if the Merging Banks would have operated on a consolidated basis. Therefore, it shall neither be construed that the Merging Banks operated or could have operated on a consolidated basis nor that the figures shown in the consolidated position of the above mentioned rules and regulations have any purpose other than as above mentioned.

4.1.	MINIMUM CAPITAL REQUIREMENTS – COMPUTABLE EQUITY (“Responsabilidad Patrimonial Computable”)

	Banco Macro S.A. (before the merger)	Nuevo Banco Suquía S.A. (absorbed entity)	Deletions & Adjustments	Banco Macro S.A. (after the merger)	Banco Macro S.A. Consolidated (1)

Credit risk requirement	334,322	150,545	(299)	484,568	651,276
Rate risk requirement	21,532	1,966	—	23,498	16,371
Market risk requirement (a)	24,907	15,735	—	40,642	54,486

Total minimum capital requirement	380,761	168,246	(299)	548,708	722,133
Payment (Computable Equity)	1,142,300	467,448	—	1,609,748	2,656,276

Payment in excess	761,539	299,202	N/A	1,061,040	1,934,143

(a)	Corresponds to monthly averages of daily requirements.

The preceding table shows the minimum capital payment and requirements as of 12/31/2006 on an individual basis of each of the Merging Banks as well as the average minimum capital payments and requirements on a consolidated basis.

In order to obtain the different requirements and payment of such minimum capitals on a consolidated basis we have taken into account the deletions and adjustments of the existing balances and/or the transactions carried out between the Merging Banks.

(1)

As complementary information, the preceding table includes the minimum capital payments and requirements measured on a consolidated basis which, in addition to the Merging Banks, also includes the rest of the subsidiaries (Nuevo Banco Bisel S.A., Banco del Tucumán S.A., Sud Bank & Trust Company Limited, Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A., Macro Fondos S.G.F.C.I. S.A., Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.).

4.2.	FIXED ASSETS AND OTHER ACCOUNTING ITEMS

The relationship of the consolidated “Fixed assets and other accounting items” has been determined by adding the individual positions of each of the Merging Banks as of 12/31/2006, net of the relevant consolidation deletions and adjustments, established in accordance with the rules and regulations issued by the BCRA. In order to make this calculation, we have taken into account the computable equity (“responsabilidad patrimonial computable”) contemplated in paragraph 4.1 above.

The situation is as follows:

	Banco Macro S.A. (before the merger)	Nuevo Banco Suquía S.A. (absorbed entity)	Deletions & Adjustments	Banco Macro S.A. (after the merger)	Banco Macro S.A. Consolidated (1)

Fixed assets	561,177	112,348	(6,130)	667,395	790,391
Limit (100% of Computable Equity)	1,142,300	467,448	—	1,609,748	2,656,276

(1)	As complementary information, the table includes the information of Banco Macro S.A. (after the merger) consolidated with the subsidiaries mentioned in paragraph 4.1 above.

4.3.	BREAKING AND CONCENTRATION OF CREDIT RISK AND TRANSACTIONS WITH RELATED CUSTOMERS

The rules in force issued by the BCRA as to the breaking and concentration of the credit risk and the transactions with related customers (Communication “A” 2140 and the amendments and complementary rules thereof) establish maximum limits on the credit facilities granted based on the Entity’s Computable Equity.

Taking into account (i) the consolidation of all involved individual transactions of each of the Merging Banks and (ii) the maximum limits established by the BCRA in that respect, as of 12/31/2006 there are no deficiencies or defaults on merged basis neither as to credit risk breaking and concentration nor as to transactions with related customers.

It is worthwhile mentioning that for the purposes of the calculation described in the preceding paragraph, the computable equity used corresponds to the one mentioned in paragraph 4.1 above.

In addition, there are no deficiencies or defaults as to the above mentioned maximum limits on consolidated basis of Banco Macro S.A. (after the merger) with the subsidiaries contemplated in paragraph 4.1.

4.4.	DEBTOR CLASSIFICATION AND MINIMUM ALLOWANCES

Taking into account (i) the total amount of minimum allowances required under the rules and regulations in force issued by the BCRA regarding debtor classification and allowances and applicable to the financing facilities granted individually by each of the Merging Banks, and (ii) the total amount of allowances reported by them, as of 12/31/2006 there are no deficiencies or defaults regarding allowances on merged basis.

In addition, there are no deficiencies or defaults as to the above mentioned allowances on consolidated basis of Banco Macro S.A. (after the merger) and the subsidiaries contemplated in paragraph 4.1.

4.5.	MINIMUM CASH AMOUNTS

The consolidated minimum cash requirements have been determined by adding (requirements and payments) the individual positions of each of the Merging Banks for December 2006 as reported to the BCRA. The situation is as follows:

	Banco Macro S.A. (before the merger)	Nuevo Banco Suquía S.A. (absorbed entity)	Banco Macro S.A. (after the merger)	Banco Macro S.A. Consolidated (1)

Requirements – in pesos	709,804	350,645	1,060,449	1,363,344
Payments – in pesos	875,120	366,684	1,241,804	1,582,745
Requirements – in foreign currency	79,649	46,288	125,937	168,134
Payments – in foreign currency	81,942	47,963	129,905	173,824

(1)	As complementary information, the table includes the information of Banco Macro S.A. (after the merger) consolidated with the subsidiaries mentioned in paragraph 4.1 above.

4.6.	MINIMUM APPLICATION OF RESOURCES FROM DEMAND LIABILITIES IN FOREIGN CURRENCY

The consolidated information on compliance with the minimum application of resources from demand liabilities in foreign currency has been determined by adding (requirements and payments) the individual positions of each of the Merging Banks as of December 2006 as reported to the BCRA.

The situation is the following:

	Banco Macro S.A. (before the merger)	Nuevo Banco Suquía S.A. (absorbed entity)	Banco Macro S.A. (after the merger)	Banco Macro S.A. Consolidated (1)

Requirements	53,566	29,090	82,656	103,855
Application	121,039	50,803	171,842	202,530

(1)	As complementary information, the table includes the information of Banco Macro S.A. (after the merger) consolidated with the subsidiaries mentioned in paragraph 4.1 above.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 2, 2007
MACRO BANK INC.

	By:	/s/ Luis Cerolini

	Name:	Luis Cerolini
	Title:	Attorney-in-fact